Filed Pursuant to Rule 433

Registration No. 333-230656-01

Free Writing Prospectus dated March 31, 2020

DTE ELECTRIC COMPANY

PRICING TERM SHEET

$600,000,000 2020 Series C 2.625% General and Refunding Mortgage Bonds due 2031

Issuer:	DTE Electric Company

Trade Date:	March 31, 2020

Settlement Date:	T+4; April 6, 2020

Security:	2020 Series C 2.625% General and Refunding Mortgage Bonds due 2031

Principal Amount:	$600,000,000

Maturity Date:	March 1, 2031

Coupon:	2.625%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2020

Benchmark Treasury:	1.50% due February 15, 2030

Benchmark Treasury Price/Yield:	107-22 / 0.693%

Spread to Benchmark Treasury:	+195 bps

Yield to Maturity	2.643%

Price to Public:	99.832%

Optional Redemption:

Prior to December 1, 2030, the Securities will be redeemable in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest that would be due if the Securities matured on December 1, 2030 discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 30 basis points; plus in either case, accrued and unpaid interest to the redemption date.

On or after December 1, 2030, the Securities will be redeemable at a redemption price equal to 100% of the principal amount of Securities being redeemed, plus accrued and unpaid interest to the redemption date.

CUSIP:	23338VAM8

ISIN:	US23338VAM81

Anticipated Ratings*:	Aa3 (stable) / A (stable) / A+ (stable) (Moody’s/ S&P/ Fitch)

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Scotia Capital (USA) Inc.

Co-Managers:	Fifth Third Securities, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Scotia Capital (USA) Inc. toll free at (800) 372-3930.